June 21, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tom Kluck

RE:	Interval Leisure Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 28, 2013
File No. 001-34062

Dear Mr. Kluck,

Set forth below is the response to the letter from the Staff of the Securities and Exchange Commission (the “Commission”) dated June 11, 2013 concerning the Form 10-K described above.

For your convenience, the Staff’s comment is repeated in bold below, followed by the response of Interval Leisure Group (the “Company” or “ILG”).

Item 1. Business, page 1

International Operations, page 10

1.              We note your disclosure that you maintain operations in the United States, the United Kingdom and other international locations. In future Exchange Act periodic reports, please include more detailed geographic diversification data related to your operations, including clear definitions of what each region covers.

RESPONSE TO COMMENT:

In response to the Staff’s comment, we inform you that we source revenue from over 100 countries worldwide and that no individual country or region, other than the U.S., exceeded 10% of the Company’s consolidated revenue in any of the three years ended December 31, 2012. Consequently, in our tabular disclosure, we group all revenue outside of the U.S. within “All other countries.” In future periodic Exchange Act filings we will include a disclosure similar to the following:

International Operations

We conduct operations through offices in the U.S. and 16 other countries. For the year ended December 31, 2012, revenue is sourced from over 100 countries worldwide. Other than the United States, revenue sourced from any individual country or geographic region did not exceed 10% of consolidated revenue in any of the last three fiscal years ended December 31, 2012.

Geographic information on revenue, based on sourcing, and long-lived assets, based on physical location, is presented below (in thousands):

	Year Ended December 31,
	2012	2011	2010
Revenue
United States	$406,130	$364,058	$346,289
All other countries	67,209	64,736	63,151
Total	$473,339	$428,794	$409,440

	December 31,
	2012	2011
Long-lived assets (excluding goodwill and intangible assets)
United States	$51,059	$48,375
All other countries	2,289	2,264
Total	$53,348	$50,639

As requested, the Company acknowledges that:

•                  the Company is responsible for the adequacy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to the Staff’s response to the foregoing. Please do not hesitate to contact Michele Keusch, AGC-Securities, Mergers and Acquisitions, at (305) 925-7065 or at Michele.Keusch@iilg.com with any questions or to discuss this correspondence.

Very truly yours,

/s/ William L. Harvey
William L. Harvey
Executive Vice President
and Chief Financial Officer

cc:	Sandra B. Hunter
Via email